

December 16, 2010

Ms. Ildiko Rozsa
Chief Financial Officer
Power of the Dream Ventures, Inc.
1095 Budapest
Soroksari ut 94-96
Hungary

> **Re:** **Power of the Dream Ventures, Inc.**
> **Amendment No. 1 to Form 10-K for the**
> **Fiscal Year Ended December 31, 2009**
> **Filed November 5, 2010**
> **Amendment No. 2 to Form 10-Q for the**
> **Fiscal Quarter Ended March 31, 2010**
> **Filed November 29, 2010**
> **Amendment No. 2 to Form 10-Q for the**
> **Fiscal Quarter Ended June 30, 2010**
> **Filed November 29, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52289**

Dear Ms. Rozsa:

We have reviewed your filings and have the following comments.

General

1. We note that you did not address certain of our comments in preparing
   Amendment No. 2 to your Forms 10-Q/A for the fiscal periods ending March 31,
   2010 and June 30, 2010 as previously requested in comment one in our letter
   dated November 16, 2010. Specifically, we note that comments three, four, and
   nine, regarding legal proceedings, liquidity, and sales of unregistered securities,
   respectively, were applicable to your Forms 10-Q/A. When preparing future
   Exchange Act filings, including amendments to previously filed Exchange Act
   reports, such as Amendment No. 3 to Form 10-Q/A for the fiscal quarter ended
   March 31, 2010, please be sure to comply with all applicable comments contained
   in our letters dated October 22, 2010 and November 16, 2010 and below.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Summary Compensation Table, page 30

2. We note your response to comment six in our letter dated November 16, 2010. However, it is unclear from your response and your disclosure in Note 8 of the financial statements how you calculated the grant date fair value of the stock awards granted to the named executive officers in 2008. Specifically, Note 8 does not appear to contain the number of shares awarded to the named executive officers in 2008. Please explain to us how you calculated these amounts and how the grant date fair value was computed in accordance with ASC Topic 718.

Amendment No. 2 to Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010

Exhibit 32.1 – Section 906 Certification

3. We note that this certification identifies the report as the company's Form 10-Q/A for the fiscal quarter ended June 30, 2009. Since this certification incorrectly identified the report with which it was filed, you must refile your full Form 10-Q for the fiscal quarter ended March 31, 2010 as an amendment with the corrected Section 906 certification attached and new Section 302 certifications. Please ensure that the signature page is currently dated and note that the revised certifications must refer to the Form 10-Q/A and be currently dated. Refer to Item 601(b)(31) of Regulation S-K.

You may contact Jessica Kane at (202) 551-3235 or Jay Ingram at (202) 551-3379 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon at (202) 551-3866 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jay Ingram
Legal Branch Chief